Exhibit 99.1

Ferrari publishes agenda for the EGM

Maranello (Italy), July 27, 2018 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that it has published the agenda and the explanatory notes for the Extraordinary General Meeting of Shareholders (“EGM”), which will take place on September 7, 2018 in Amsterdam. As previously announced the EGM will resolve on the proposed appointment of Mr. Louis C. Camilleri as executive director.

Ferrari’s EGM notice and explanatory notes and other EGM materials are available under the section Investors on Ferrari’s corporate website at http://corporate.ferrari.com, where they can be viewed and downloaded.1 Shareholders may request a hard copy of these materials, free of charge, through the contact below.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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1 The EGM notice, explanatory notes and other EGM materials are available on the corporate website at http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/shareholders-meetings.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977